NO ACT

DC
PE
3-10-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08042844

Received SEC
MAR 2 5 2008
Washington, DC 20549

March 25, 2008

Roger K. Parsons, Ph. D.
PMB 188
6850 North Shiloh Road, Suite K
Garland, TX 75044-2981

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/25/2008

Re: ConocoPhillips
Incoming letter dated March 10, 2008

Dear Dr. Parsons:

This is in response to your letter dated March 10, 2008 concerning the shareholder proposal you submitted to ConocoPhillips. On March 7, 2008, we issued our response expressing our informal view that ConocoPhillips could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Thomas J. Kim
Chief Counsel and
Associate Director

cc: Keith S. Crow
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601

PROCESSED
APR 0 1 2008
THOMSON
FINANCIAL

LEGAL CLAIMS ASSIGNEE 1, L.L.C.

PMB 188
6850 NORTH SHILOH ROAD, SUITE K
GARLAND, TEXAS 75044-2981
USA

TEL +1 972.414.6959
FAX +1 972.295.2776
eMAIL staff@iran-conoco-affair.us
WEB http://iran-conoco-affair.us

CONFIDENTIALITY NOTICE

This communication is intended for the use of the individual or entity to which it is addressed below, and may contain information that is privileged, confidential, and/or exempt from disclosure under applicable law. If the reader of this communication is not the intended recipient, the reader is hereby notified that any dissemination, distribution or copying of this communication is strictly prohibited. If the reader has received this communication in error, please notify us immediately by telephone, facsimile or email and return the original communication to us at the above address via the U.S. Postal Service. Thank you.

PLEASE DELIVER TO: **Eduardo A. Aleman, Attorney-Advisor**
Office of the Chief Counsel
Division of Corporation Finance
and
Office of the Inspector General

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

NOTE: **RE: No-Action Letter Issued for ConocoPhillips on March 7, 2008**

FAX #: **Eduardo A. Aleman -- (202) 772-9201**
Office of the Inspector General -- (202) 772-9265

PAGES: **4**

DATE: **March 10, 2008**

Roger K. Parsons, Ph. D.
PMB 188
6850 NORTH SHILOH ROAD, SUITE K
GARLAND, TEXAS 75044-2981
TEL +1 972.414.6959
FAX +1 972.295.2776
eMAIL staff@iran-conoco-affair.us
WEB http://iran-conoco-affair.us

March 10, 2008

Eduardo A. Aleman
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
BY FACSIMILE -- (202) 772-9201

RE: No-Action Letter Issued for ConocoPhillips on March 7, 2008

Mr. Aleman:

I write to request an administrative appeal of your decision to issue the No-Action letter for ConocoPhillips (attached) that was faxed to me after 11:00 p.m. EST on Friday, March 7, 2008. There is absolutely no factual foundation for your opinion that there "...appears to be some basis for [the] view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large."

If the SEC provides does not provide for an administrative appeal of erroneous opinions, please notify me immediately so that shall I have time to seek judicial remedy before the publication of the 2008 ConocoPhillips proxy materials.

Sincerely,

Roger K. Parsons

cc Office of the Inspector General, Securities and Exchange Commission
BY FACSIMILE -- (202) 772-9265

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE
Washington, D.C. 20549

FAX TRANSMITTAL

PLEASE DELIVER THE FOLLOWING PAGES TO:

Name:	Keith S. Crow 312-861-2200 Roger K. Parsons, Ph. D. 972-295-2776
Total # of Pages, Including Cover Sheet:	2
Document:	No-action response letter
From:	Division of Corporation Finance Telephone Number: (202) 551-3520 Fax Number: (202) 772-9201

If you do not receive all pages, please telephone the above number for assistance.

NOTE: This document may contain privileged and nonpublic information. It is intended only for the use of the individual or entity named above, and others who specifically have been authorized to receive it. If you are not the intended recipient of this facsimile, or the agent responsible for delivering it to the intended recipient, you hereby are notified that any review, dissemination, distribution, or copying of this communication strictly is prohibited. If you have received this communication in error, please notify us immediately by telephone and return the original to the above address by regular postal service without making a copy. Thank you for your cooperation.

March 7, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ConocoPhillips
Incoming letter dated January 3, 2008

The proposal would have the board of directors establish a committee of non-employee members to oversee an investigation of company involvement since 1988 with states that have sponsored terrorism, provide funds to hire an independent firm to serve as special counsel to shareholders to investigate such involvement, and have the special counsel provide a report to the board and investors.

There appears to be some basis for your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large. Accordingly, we will not recommend enforcement action to the Commission if ConocoPhillips omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which ConocoPhillips relies.

Sincerely,

Eduardo Aleman

Eduardo Aleman
Attorney-Adviser

END